SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 9, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K contains a press release of Qimonda AG dated as of November 9, 2007, announcing results for its fourth quarter and year ended September 30, 2007.

News Release — Presseinformation
Qimonda Reports Results for the Fourth Quarter and Financial Year 2007
Munich, Germany — November 8, 2007 — Qimonda AG (NYSE: QI) today announced results for the fourth quarter and financial year (FY) 2007, which ended September 30, 2007. Net sales were Euro 711 million in the fourth quarter of FY 2007, a decline of 4 percent from Euro 740 million in the third quarter of FY 2007 and a decline of 42 percent from Euro 1.23 billion in the fourth quarter of FY 2006. Fourth quarter FY 2007 EBIT was a loss of Euro 258 million compared to an EBIT loss of Euro 323 million in the third quarter of FY 2007 and positive EBIT of Euro 215 million in the fourth quarter of FY 2006. Net loss in the fourth quarter was Euro 265 million, or a loss per share (basic and diluted) of Euro 0.77, compared to a net loss of Euro 218 million in the third quarter of FY 2007, or a loss per share (basic and diluted) of Euro 0.64, and net income of Euro 156 million in the fourth quarter of FY 2006, or earnings per share (basic and diluted) of Euro 0.48.
For FY 2007, Qimonda’s net sales were Euro 3.61 billion, a decrease of 5 percent compared to FY 2006. EBIT for FY 2007 was a loss of Euro 246 million compared to positive EBIT of Euro 213 million for FY 2006. Net loss in FY 2007 amounted to Euro 249 million, or loss per share (basic and diluted) of Euro 0.73, compared to a net income of Euro 74 million, or earnings per share (basic and diluted) of Euro 0.24, in the previous financial year.
“During our fourth quarter, price pressure continued in the DRAM industry with spot and contract prices declining to new lows,” said Kin Wah Loh, President and CEO of
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 7 November 8, 2007
Qimonda AG. “In light of these difficult market conditions, we have accelerated our efforts to increase productivity and reduce costs. We curtailed our capital expenditures and operating expenses in the fourth quarter even more than originally planned, and on the productivity front, we are confident that we will have more than 50 percent conversion to 80nm and 75nm in December 2007. However, there is more to be done. We are pursuing a number of initiatives to drive further cost efficiencies and revenue growth across our operations. These plans include accelerating our conversion rate to 75 percent by March 2008, and we have already agreed with our manufacturing partners on the steps necessary to reach this goal. In addition, we are focusing on increasing R&D efficiencies for further cost savings. We expect all these measures to further drive down our cost per bit over the coming quarters.”
In the fourth quarter, Qimonda realized bit-shipment growth of 33 percent compared to the corresponding period one year earlier, but net sales decreased mainly due to a 53 percent decline in average selling prices compared with the prior year quarter as well as a weaker U.S. dollar. Compared with the third financial quarter, bit-shipments were stable, but net sales decreased due to a slight decline in average selling prices and a weaker U.S. dollar. In FY 2007, Qimonda increased bit-shipments by 44 percent compared to FY 2006, but net sales decreased mainly due to a 29 percent decline of average selling prices as well as a weaker U.S. dollar.
Gross margin improved quarter over quarter due to cost reductions and the absence of additional inventory write downs in the fourth quarter. Year over year, gross margins and net income for the fourth quarter decreased due to the significant decline in average selling prices and a weaker U.S. dollar, resulting in a net loss in the fourth quarter of FY 2007. Net loss increased quarter over quarter primarily due to a small tax
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 7 November 8, 2007
expense in the fourth quarter compared to a tax benefit in the third quarter from a recovery of tax expense in prior quarters. The net loss in the fourth quarter includes a tax expense of Euro 25 million due to the revaluation of deferred tax assets following the German Business Tax Reform Act 2008 as well as additional valuation allowances that reduced recorded tax benefits resulting from incurred losses. For the full financial year, gross margin decreased and the net loss was mainly due to the decline in average selling prices as well as the weaker U.S. dollar. These effects could not be offset by higher bit-shipments year-over-year and improved manufacturing productivity.
At the end of FY 2007, the company’s gross cash position was Euro 1 billion and its net cash position was Euro 707 million. These figures reflect proceeds of Euro 156 million from a sale-leaseback transaction Qimonda closed in September 2007 involving 200mm equipment in its Richmond facility. For FY 2007, Qimonda recorded capital expenditures of Euro 879 million and achieved positive free cash flow of Euro 266 million.
In the fourth quarter of FY 2007, cash flow from operations increased to Euro 211 million compared to Euro 45 million in the third quarter FY 2007, mainly due to improvements in working capital. Capital expenditures were Euro 278 million, mainly for the further expansion of the Richmond 300mm wafer manufacturing facility and equipment upgrades for the further conversion to 75nm and smaller DRAM technologies. In the fourth quarter of FY 2007, Qimonda achieved positive free cash flow of Euro 90 million, including the effect of the sale-leaseback transaction.
In the fourth quarter of FY 2007, Qimonda generated 32 percent of its net sales in North America, 16 percent in Europe, 40 percent in Asia Pacific and 12 percent in Japan.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 4 of 7 November 8, 2007
Outlook
In the first quarter of FY 2008, Qimonda expects its bit production to grow approximately 5 percent quarter over quarter, mainly based on productivity improvements from the ongoing conversion to 80nm and 75nm technologies, and including the effects of reducing 200mm capacities.
For FY 2008, Qimonda expects bit demand for DRAM to be driven by continued solid growth in graphics, consumer and communication applications and the move to higher density modules in the PC market. Qimonda estimates an increase in its bit production for FY 2008 of about 50 percent. Qimonda expects its share of bit-shipments to non-PC applications to be greater than 50 percent for the full financial year.
Unaudited Financial Information
Attached is Qimonda’s unaudited financial information for the fourth quarter and its 2007 financial year, which ended September 30, 2007. This financial information includes reconciliations of the non-US GAAP financial measures EBIT, net cash position and free cash flow to net income, gross cash position and cash flow from operations, respectively, which are the closest measures prepared in accordance with US GAAP. Financial information as of dates before and for periods beginning before May 1, 2006 is derived from Qimonda’s combined financial statements prepared in accordance with its carve-out from Infineon, effective on that date.
Conference Call
The company will host a conference call today at 4:30pm EST, 1:30pm PST, 9:30pm GMT, and 10:30pm CET to discuss its financial results. The web cast and slide presentation will be available at www.qimonda.com. A webcast replay will be available
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 5 of 7 November 8, 2007
for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3 3570 8212 (Japan), pass code: 3664198 #, beginning at 6:30pm EST today and continuing until 5:59pm EST on November 11, 2007.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in its 2007 financial year and has approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates five major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and our Prospectus Supplement, dated September 21, 2007, available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 6 of 7 November 8, 2007
Qimonda AG and Subsidiaries
Unaudited Financial Information
Fourth Quarter and Year Ended 30.09.2007
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months	12 Months	12 Months
	Sep 30	June 30	Sep 30	Sep 30	Sep 30
	Q4 FY 2007	Q3 FY 2007	Q4 FY 2006	FY 2007	FY 2006

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
RESULTS OF OPERATIONS
Total net sales	711	740	1,232	3,608	3,815
Cost of goods sold	(818)	(964)	(890)	(3,390)	(3,048)

Gross (loss) profit	(107)	(224)	342	218	767
Research and development expense	(110)	(98)	(108)	(401)	(433)
Selling, general and administrative expense	(59)	(48)	(54)	(199)	(215)
Other operating income (expense), net	11	4	(47)	18	(60)

Operating (loss) income	(265)	(366)	133	(364)	59
Interest income (expense), net	3	1	(3)	7	(25)
Equity in earnings of associated companies	14	38	42	117	80
Gain on associated company share issuance	—	—	42	—	72
Other non-operating (expense) income, net	(5)	6	(1)	7	8
Minority interests	(2)	(1)	(1)	(6)	(6)

income (loss) before income taxes	(255)	(322)	212	(239)	188
Income tax (expense) benefit	(10)	104	(56)	(10)	(114)

Net (loss) income	(265)	(218)	156	(249)	74

Earnings (loss) per share — basic and diluted (in euro)	(0.77)	(0.64)	0.48	(0.73)	0.24

FINANCIAL POSITION
Assets:
Current assets:
Cash and cash equivalents	746	629	932	746	932
Marketable securities	265	263	138	265	138
Trade accounts receivable, net	341	364	803	341	803
Inventories	619	600	622	619	622
Deferred income taxes	32	27	47	32	47
Other current assets	254	302	265	254	265

Total current assets	2,257	2,185	2,807	2,257	2,807

Property, plant and equipment, net	2,186	2,129	2,080	2,186	2,080
Long-term investments, net	628	681	636	628	636
Restricted cash	—	—	—	—	—
Deferred income taxes	147	200	160	147	160
Other assets	163	169	178	163	178

Total assets	5,381	5,364	5,861	5,381	5,861

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	77	21	344	77	344
Trade accounts payable	756	679	712	756	712
Accrued liabilities	147	146	160	147	160
Deferred income taxes	5	18	18	5	18
Other current liabilities	259	242	245	259	245

Total current liabilities	1,244	1,106	1,479	1,244	1,479

Long-term debt	227	128	151	227	151
Deferred income taxes	23	34	36	23	36
Other liabilities	370	288	324	370	324

Total liabilities	1,864	1,556	1,990	1,864	1,990

Total shareholders’ equity	3,517	3,808	3,871	3,517	3,871

Total liabilities and shareholders’ equity	5,381	5,364	5,861	5,381	5,861

For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 7 of 7 November 8, 2007
Qimonda AG and Subsidiaries
Unaudited Financial Information
Fourth Quarter and Year Ended 30.09.2007
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months	12 Months	12 Months
	Sep 30	June 30	Sep 30	Sep 30	Sep 30
	Q4 FY 2007	Q3 FY 2007	Q4 FY 2006	FY 2007	FY 2006

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOW

Net cash provided by operating activities	211	45	265	980	326
therein:
Depreciation and amortization	170	164	179	666	703
Net cash used in investing activities	(123)	(238)	(76)	(847)	(801)
therein:
Net (purchases) proceeds of marketable securities	(2)	(1)	30	(133)	(138)
Purchases of property, plant and equipment	(278)	(236)	(115)	(879)	(686)
Net cash (used in) provided by financing activities	36	(48)	307	(307)	773
therein:
Net change in short-term debt due Infineon	—	(48)	(109)	(344)	(163)

RECONCILIATIONS

Net (loss) income	(265)	(218)	156	(249)	74
Interest income (expense), net	3	1	(3)	7	(25)

Earnings (loss) before Interest (EBI)	(268)	(219)	159	(256)	99
Income tax (expense) benefit	(10)	104	(56)	(10)	(114)

Earnings (loss) before Interest and Taxes (EBIT)	(258)	(323)	215	(246)	213

Cash and cash equivalents	746	629	932	746	932
Marketable securities	265	263	138	265	138

Gross Cash position	1,011	892	1,070	1,011	1,070

Short-term debt and current maturities	77	21	344	77	344
Long-term debt	227	128	151	227	151

Total financial debt	304	149	495	304	495

Net Cash (debt) position	707	743	575	707	575

Total shareholders’ equity	3,517	3,808	3,871	3,517	3,871

Capital Employed	2,810	3,065	3,296	2,810	3,296

Net cash provided by operating activities	211	45	265	980	326
Net cash used in investing activities	(123)	(238)	(76)	(847)	(801)
Net purchases (proceeds) of marketable securities	2	1	(30)	133	138

Free Cash Flow	90	(192)	159	266	(337)

STATISTICS AND RATIOS

Gross Margin	(15)%	(30)%	28%	6%	20%
R&D as % of sales	15%	13%	9%	11%	11%
SG&A as % of sales	8%	6%	4%	6%	6%
EBI / Sales	(38)%	(30)%	13%	(7)%	3%
EBIT Margin	(36)%	(44)%	17%	(7)%	6%
Net income / Sales	(37)%	(29)%	13%	(7)%	2%
Effective Tax Rate	(4)%	32%	27%	(4)%	61%
Weighted Average Shares Outstanding (million) — basic	342	342	324	342	306
Sales / Equity	0.8	0.8	1.3	1.0	1.0
Capital Turnover (Sales / Capital Employed)	1.0	1.0	1.5	1.3	1.2
Net income / Equity ratio	(30)%	(23)%	16%	(7)%	2%
ROCE (EBI / Capital Employed)	(38)%	(29)%	19%	(9)%	3%
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: November 9, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board